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OMMISSION
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VF 4-28-05

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 66519 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road, Suite 402
(No. and Street)

Winston-Salem (City) NC (State) 27104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linwood P. Beitton, III 336-722-7881
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 05 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Jenkins & Company, PA
(Name – *if individual, state last, first, middle name*)

110 Oakwood Drive, Suite 550, Winston-Salem, NC 27103
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 04 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Linwood P. Britton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

☒ (p) Reconciliation of the computation of Net Capital under Rule 15c3-1 in the audit report with the broker's unaudited Focus, Part IIA.

# The Orr Group, LLC

## Supplemental Schedule
## Reconciliation of Net Capital

**December 31, 2004**

**Brown, Jenkins & Company, P.A.**

Certified Public Accountants

B J
+ C

Kenneth B. Brown CMA, CPA
Charles S. Jenkins MBA, CPA
Rebecca A. Oneyear, CPA

Independent Auditor's Report on Supplemental Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
The Orr Group, LLC
110 S. Stratford Road, Suite 402
Winston Salem, NC 27104

We have audited the statement of financial condition of The Orr Group, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the period from inception (September 1, 2004) to December 31, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The following schedule is being submitted as supplemental information to Schedule I – Computation of Net Capital.



Brown Jenkins & Co., P.A.
Winston Salem, North Carolina

February 23, 2005

Brown Jenkins & Company, P.A.
Certified Public Accountants & Financial Consultants
110 Oakwood Drive, Suite 550 • Winston-Salem, North Carolina 27103-1904 • (336) 761-0366 • Fax (336) 761-0368

## Schedule I

## The Orr Group, LLC

Reconciliation of the Computation of Net Capital to the Unaudited FOCUS, Part IIA
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $70,879 |
| Audit adjustment to record business credit card liability outstanding - reduced members' equity | (11,363) |
| Net capital, as reported on Audited Finanical Statement Schedule I - Computation of Net Capital | $59,516 |

See audited financial statement notes and accountants' report.

# THE ORR GROUP
INVESTMENT BANKERS

8-66519

April 1, 2005


SEC MAIL PROCESSING
RECEIVED
APR 0 4 2005
WASH. D.C.
202
SECTION

SEC Headquarters
Office of Investor Education and Assistance
450 Fifth Street, NW
Washington, DC 20549

To Whom It May Concern:

Enclosed please find our amended annual report for the period ending December 31, 2004. The amended audit corrects a computational error found in Schedule I.

Sincerely,

Wood Britton
President

WB:tsk

Enclosure

110 South Stratford Road • Winston-Salem, NC 27104 • Post Office Box 5176 • Winston-Salem, NC 27113-5176 • 336-722-7881 • Fax 336-722-7517

www.theorrgroup.com


SEC MAIL PROCESSING
RECEIVED
APR 0 4 2005
WASH. D.C.
202
SECTION

# The Orr Group, LLC

## FINANCIAL STATEMENTS

December 31, 2004

**Brown, Jenkins & Company, P.A.**

Certified Public Accountants



Kenneth B. Brown CMA, CPA
Charles S. Jenkins MBA, CPA
Rebecca A. Oneyear, CPA

Independent Auditor's Report

Board of Directors
The Orr Group, LLC
110 S. Stratford Road, Suite 402
Winston Salem, NC 27104

We have audited the accompanying statement of financial condition of The Orr Group, LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the period from inception (September 1, 2004) to December 31, 2004 that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orr Group, LLC at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note F, the financial statements and supplemental schedules are being reissued due to a clerical error in supplemental Schedule I.

Brown, Jenkins & Company, P.A.
Brown Jenkins & Co., P.A.
Winston Salem, North Carolina

February 23, 2005, except for Note F, as to which the date is March 22, 2005

Brown Jenkins & Company, P.A.
Certified Public Accountants & Financial Consultants
110 Oakwood Drive, Suite 550 • Winston-Salem, North Carolina 27103-1904 • (336) 761-0366 • Fax (336) 761-0368

**The Orr Group, LLC**
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

| | | |
|---|---|---|
| ASSETS | | |
| CURRENT ASSETS | | |
| Cash | $70,879 | |
| Accounts Receivables | 25,000 | |
| Other Assets: | | |
| Reimbursable Expenses | 1,809 | |
| Prepaid Expenses | 3,641 | |
| TOTAL CURRENT ASSETS | | $101,329 |
| TOTAL ASSETS | | $101,329 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| CURRENT LIABILITIES | | |
| Credit Card Payable | $11,363 | |
| TOTAL CURRENT LIABILITIES | | $11,363 |
| MEMBERS' EQUITY | | |
| Managing Members' Equity | $89,966 | |
| TOTAL MEMBERS' EQUITY | | $89,966 |
| TOTAL LIABILITIES & MEMBERS' EQUITY | | $101,329 |

**The Orr Group, LLC**
STATEMENT OF INCOME
From Inception (September 1, 2004) to December 31, 2004

| | | |
|---|---|---|
| Revenues: | | |
| Merger & Acquisitions | $1,514,336 | |
| Consulting | 75,000 | |
| | | 1,589,336 |
| General and Administrative Expenses | | |
| Employee Compensation | 365,871 | |
| Contract Services | 128,283 | |
| Travel | 18,328 | |
| Payroll Taxes | 17,315 | |
| Health & Dental Insurance | 12,481 | |
| Dues & Subscriptions | 10,683 | |
| Professional Fees | 8,573 | |
| Office Rent | 7,794 | |
| Meals & Entertainment | 5,604 | |
| Telephone | 5,402 | |
| Office Supplies | 4,853 | |
| Marketing & Advertising | 2,743 | |
| Workers Compensation Insurance | 2,414 | |
| Postage & Delivery | 1,433 | |
| Repairs & Maintenance | 1,320 | |
| Printing & Reproduction | 1,309 | |
| Continuing Education | 1,190 | |
| Contributions | 1,173 | |
| Life Insurance | 622 | |
| Interest Expense | 373 | |
| Miscellaneous Expenses | 92 | |
| Total General & Administrative Expenses | | 597,856 |
| NET INCOME | | $991,480 |

**The Orr Group, LLC**

STATEMENT OF CHANGES IN MEMBERS' EQUITY

From Inception (September 1, 2004) to December 31, 2004

| | Members' Equity |
|---|---|
| Balance at Inception: | $0 |
| Capital Contributions: | 100,000 |
| Capital Withdrawals: | (1,001,514) |
| Net Income: | 991,480 |
| Balance at December 31, 2004 | $89,966 |

See accompanying notes and accountants' report.

**The Orr Group, LLC**

STATEMENT OF CASH FLOWS

From Inception (September 1, 2004) to December 31, 2004

| | | |
|---|---|---|
| Cash Flow from Operating Activities: | | |
| Net Income | $991,480 | |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Increase in Accounts Receivable | (25,000) | |
| Increase in Reimburseable Expenses | (1,809) | |
| Increase in Prepaid Expenses | (3,641) | |
| Increase in Credit Card Payable | 11,363 | |
| Net Cash Provided by Operating Activities | | $972,393 |
| Cash Flow from Financing Activities: | | |
| Members' Capital Contributions | $100,000 | |
| Members' Capital Distributions | (1,001,514) | |
| Net Cash Used by Financing Activities | | ($901,514) |
| Net Increase in Cash and Cash Equivalents | | $70,879 |
| Cash and Cash Equivalents, Beginning | | $0 |
| Cash and Cash Equivalents, Ending | | $70,879 |

| | |
|---|---|
| Interest paid on credit cards in 2004 | $373 |

## NOTE - A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina Limited Liability Company licensed in North Carolina and South Carolina. The Company's revenue is generated principally by fees for facilitating merger and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the Southeastern United States.

### Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

### Accounting Method

The financial statements are prepared on the accrual basis of accounting.

### Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The Company did not hold any customer deposits or funds accruing to customers as results of trades or contracts.

### Accounts Receivable - Trade

The amounts shown in accounts receivable are for non-secured fees earned for valuation services and/or facilitation of merger and acquisitions. Management has determined that the accounts receivable at December 31, 2004 are fully collectible.

Reimbursable Expenses

The amount shown in reimbursable expenses are amounts paid by the Company for related individuals that they will be reimbursed for.

Prepaid Expenses

Prepaid expenses reflect the amounts paid during 2004 for company expenses that will be properly booked in 2005.

Property, Equipment and Depreciation

Property and equipment will be carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments will be capitalized.

| | |
|---|---|
| Computer systems | 5 years |
| Software | 3 years |
| Office equipment | 7 years |

The Company began operations in September of 2004 and does not currently have any property or equipment.

The modified accelerated cost recovery system will be used for federal income tax purposes.

Advertising Cost

The Company expenses the cost of advertising or marketing as they are incurred. These amounts are reflected in the accounts for printing and reproduction and postage and delivery.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Limited Liability Company

The membership interests are divided into two classes- Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2004 there are not any Class B interests.

NOTE - B - INCOME TAX STATUS

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxes depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

NOTE - C - COMMITMENTS

The Company has a lease commitment under a non-cancelable operating lease for its office space expiring May 31, 2006. The following is a schedule by years of the future minimum payments under this operating lease as of December 31, 2004.

| Year Ending December 31, | |
|---|---|
| 2005 | $23,381 |
| 2006 | 9,742 |
| | $33,123 |

The Company incurred $7,794 in minimal rent payments during the period ended December 31, 2004.

NOTE – D – SUBSEQUENT EVENTS

Subsequent to the date of the financials the Company has received its mandatory initial year exam by the National Association of Securities Dealers (NASD). The primary issues raised concerned the documentation requirements for the continuity plan, pre-approval of electronic storage media as to meeting SEC rule 17a-4(f)(2)ii, prior approval, for the initial year, before release of advertisements including website material. The Company has, by the date of the audit report, corrected the deficiencies in the continuity plan and had them approved. The Company will be maintaining hard copies of electronics communications until such time as the electronic storage media has been approved per the instruction of the NASD. All advertisements and the web site have received approval by the NASD.

## NOTE – E – CONCENTRATION

The Companies business is primarily in merger and acquisitions that in their region may be concentrated in the financial sector. Economic conditions have historically had a significant impact upon the merger and acquisitions field due to the tendency of companies not to seek acquisitions and/or mergers during a downturn in the economy.

## NOTE – F – CORRECTION OF ERROR

Subsequent to the issuance of the financial statements and supplemental schedules, clerical errors were found in Schedule I – Computation of Net Capital. The net effect of these errors was to reduce the calculated net capital for purposes of Schedule I by $3,641 to $59,516 and to increase the aggregate indebtedness to net capital ratio from .18 to 1 to .19 to 1. The net capital requirement for broker/dealers should have been shown as $5,000. These corrections have no effect on the basic financial statements. The Company after these corrections continues to exceed the applicable regulatory requirements for net capital ($5,000) and aggregate indebtedness to net capital ratio (less than 15 to 1).

## Schedule I

## The Orr Group, LLC

COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

| | | |
|---|---|---|
| **Net Capital** | | |
| Totals members' equity | | $89,966 |
| Deduct members' equity not allowable for net capital | | 0 |
| Total members' equity qualified for net capital | | $89,966 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | 0 |
| Other (deductions) or allowable credits | | 0 |
| Total capital and allowable subordinated borrowings | | 89,966 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Accounts Receivable - non secured | 25,000 | |
| Reimbursable expenses | 1,809 | |
| Prepaid Expenses | 3,641 | |
| | 30,450 | |
| Secured demonad note deficiency | 0 | |
| Commodity futures contracts and spots commodities-proprietary capital charges | 0 | |
| Other deductions and/or charges | 0 | 30,450 |
| Net Capital before haircuts on securities positions (tenative net capital) | | 59,516 |
| Haircuts on securities: | | |
| Contractual securities commitments | 0 | |
| Subordinated securities borrowings | 0 | |
| Trading and investment securities: | 0 | |
| Exempt securities | 0 | |
| Debt securities | 0 | |
| Options | 0 | |
| Other securities | 0 | |
| Undue concentrations | 0 | 0 |
| **Net Capital** | | $59,516 |

Computation of net capital requirment continued on next page

## Schedule I

## The Orr Group, LLC

COMPUTATION OF NET CAPITAL
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2004

| | |
|---|---|
| **Aggregate indebtedness:** | |
| Items included in statement of financial condition: | |
| Other accounts payable and accrued expenses | $11,363 |
| Drafts payable | 0 |
| Items not included in statement of financial condition: | |
| Market value of securities borrowed for which no equivalent value is paid or credited | 0 |
| Other unrecorded amounts | 0 |
| **Total Aggregate indebtedness** | $11,363 |
| | |
| **Computation of basic net capital requirement** | |
| Minimum net capital required(6.23% of Aggregate indebtedness) | $758 |
| Minimum dollar net capital requirement of reporting broker/dealer | $5,000 |
| **Net capital requirement** | $5,000 |
| | |
| Excess net captial at 1,000 percent | $58,380 |
| | |
| Ratio: Aggregate indebtedness to net capital | 19.09% |
| or | .19 to 1 |

**Schedule II**

**The Orr Group, LLC**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

The Orr Group, LLC claims an exemption from Rule 15c3-3 under section (k)(2)(i).

Board of Directors
The Orr Group, LLC
110 S. Stratford Road, Suite 402
Winston Salem, NC 27104

☐ Kenneth B. Brown, CMA, CPA
☐ Charles S. Jenkins, MBA, CPA
☐ Becky A. Oneyear, CPA

In planning and performing our audit of the financial statements and supplemental schedules of The Orr Group, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Brown Jenkins & Company, P.A.
☐ Certified Public Accountants & Financial Consultants
☐ 110 Oakwood Drive, Suite 550, Winston-Salem, NC 27103-1904 (336) 761-0366

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Jenkins & Company, P.A.

Brown Jenkins & Co., P.A.
Winston Salem, North Carolina

February 23, 2005